

October 25, 2011

Via Email
Mr. Donald Huffman
Chief Financial Officer
WaferGen Bio-Systems, Inc.
7400 Paseo Padre Parkway
Fremont, CA 94555

> **Re: WaferGen Bio-systems, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 000-53252**

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief